

IQ121, Inc.
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Inception to December 31, 2025

Table of Contents



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT AUDITOR'S REPORT

To: IQ121, Inc. Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the balance sheets from inception through December 31, 2025 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor"s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the

aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital CPAS, LLC

Indianapolis, IN
January 22, 2026

IQ121, INC
BALANCE SHEET

INCEPTION THROUGH DECEMBER 31,		2025
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	1,000
Total Current Assets		1,000
Non-Current Assets:		
Total Non-Current Assets		-
TOTAL ASSETS	$	1,000
LIABILITIES AND EQUITY		
TOTAL LIABILITIES		-
EQUITY		
Common Stock	$	1,000
APIC		289
Accumulated Deficit		(289)
TOTAL EQUITY	$	1,000
TOTAL LIABILITIES AND EQUITY	$	1,000

See Accompanying Notes to these Audited Financial Statements

IQ121, INC
STATEMENT OF OPERATIONS

INCEPTION THROUGH DECEMBER 31,		2025
Operating Expenses		
Legal & Professional	$	289
Total Operating Expenses		**289**
Total Loss from Operations	$	**(289)**
Net Loss	$	**(289)**

See Accompanying Notes to these Audited Financial Statements

IQ121, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Beginning balance at 11/20/2025	-	-	-	-	-
Issuance of Common Stock	1,000	1,000	-	-	1,000
Additional Paid-in Capital	-	-	289	-	289
Net income (loss)	-	-	-	(289)	(289)
Ending balance at 12/31/25	1,000	1,000	289	(289)	1,000

See Accompanying Notes to these Audited Financial Statements

IQ121, INC
STATEMENT OF CASH FLOWS

INCEPTION THROUGH DECEMBER 31,		**2025**
OPERATING ACTIVITIES		
Net Income (Loss)	$	(289)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash provided by (used in) Operating Activities	$	(289)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Common Stock	$	1,000
APIC		289
Net Cash provided by (used in) Financing Activities	$	1,289
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	1,000
Cash at end of period	$	1,000

Supplemental Disclosures of Cash Flow Information:

	Cash paid during the year for:	
	Interest	-
	Income taxes	-

See Accompanying Notes to these Audited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

IQ121, Inc ("the Company") was formed in Delaware on November 20th, 2025. The Company plans to earn revenue using a SAAS platform through which, personal documents and data can be stored for release to family members and other loved ones at future time of the user's choosing. The Company's headquarters is in San Diego, California. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

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These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,000 in cash as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Professional Fees

Professional fees consist of costs related to establishing the Company, including incorporation, business registration filings, and statutory representation.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on November 20, 2025 and had no operations, taxable income, or filing requirements during the period ended December 31, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to

IQ121, Inc
Notes to the Audited Financial Statements
Inception through December 31st, 2025

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date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had no debts or long-term obligations as of inception to December 31, 2025.

NOTE 6 – EQUITY

The Company has authorized 1,000 of common shares with a par value of $1.00 per share. 1,000 shares were issued and outstanding as of December 31, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Jan 22, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.